EXHIBIT 11

Applied Nanotech Holdings, Inc.

COMPUTATION OF (LOSS) PER COMMON SHARE

	Three months ended December 31,			Year ended December 31,
	2012	2011	2010	2012	2011	2010
Basic Earnings Per Share

Net income (loss) applicable to common shareholders	$(725,337)	$(1,461,266)	$1,616,455	$(5,129,150)	$(2,570,248)	$411,304

Weighted average number of common shares	119,657,739	118,915,698	109,738,048	119,311,519	116,851,588	108,835,772

Net income (loss) per per share	$(0.01)	$(0.01)	$0.01	$(0.04)	$(0.02)	$0.00

Fully Diluted Earnings Per Share

Net income (loss) applicable to common shareholders	$(1)	(1)	1,616,455	$(1)	(1)	411,304

Weighted average number of common shares	(1)	(1)	110,472,929	(1)	(1)	109,069,525

Net income (loss) per per share	$(1)	(1)	0.01	$(1)	(1)	0.00

(1)	No computation of diluted loss per common share is included for the any periods with losses because such computation results in an antidilutive loss per common share.